

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 26, 2015

Darrell Cavens
President and Chief Executive Officer
zulily, inc.
2601 Elliott Avenue, Suite 200
Seattle, WA 98121

    Re: **zulily, inc.**
            Form 10-K for Fiscal Year Ended December 29, 2013
            Filed February 28, 2014
            File No. 1-36188

Dear Mr. Cavens:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                             Sincerely,

                                             /s/ William H. Thompson

                                           William H. Thompson
                                           Accounting Branch Chief